UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On December 19, 2022, Inventiva S.A. published a notice of meeting (the “Notice”) to the Ordinary and Extraordinary General Meeting (the “General Meeting”). The General Meeting will be held on January 25, 2023 at 2 p.m., at Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France.

A copy of the Notice is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of meeting to the Ordinary and Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: December 19, 2022	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer